SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                     FILED PURSUANT TO SECTION 8 (a) OF THE
                         INVESTMENT COMPANY ACT OF 1940



                  The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

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Name:

                                    Evergreen Income Advantage Fund

Address of Principal Business Office (No. & Street, City, State Zip Code):

                                    Evergreen Income Advantage Fund
                                    200 Berkeley Street
                                    Boston, Massachusetts  02116-5034

Telephone Number (including area code):

                                    (617) 210-3200

Name and address of agent for service of process:

                                    The Corporation Trust Company
                                    1209 Orange Street
                                    Wilmington, Delaware  19801

Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8 (b) of the Investment Company Act of 1940, as amended, concurrently with the filing of form N-8A:

                                    YES   X          NO   __
                                          -





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                                   SIGNATURES



         Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Boston and the Commonwealth of Massachusetts on the 17th day of December, 2002.




                                Evergreen Income Advantage Fund
                                -------------------------------
                                (Name of Registrant)



                                By  /s/ William M. Ennis
                                    ----------------------------
                                      William M. Ennis
                                      President


Attest:  /s/ Michael H. Koonce
         -----------------------------
         Michael H. Koonce
         Secretary





         The name Evergreen Income Advantage Fund is the designation of the Trustees under the Amended and Restated Agreement and Declaration of Trust, dated December 11, 2002, as may amended from time to time. The obligations of the Trust are not personally binding upon, nor shall resort be had to, the private property of any of the Trustees, shareholders, officers, employees or agents of the Trust, but only the Trust's property shall be bound.